489 Fifth Avenue
18th floor
New York, NY 10017
Main: (212) 355-7800

August 18, 2016

VIA OVERNIGHT COURIER AND EDGAR

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Seritage Growth Properties Form 10-K for the fiscal year ended December 31, 2015 Filed March 11, 2016 File No. 001-37420

Dear Mr. Telewicz:

On behalf of Seritage Growth Properties ("Seritage Growth Properties" or the "Company"), set forth below are the responses to the comments of the Staff of the Office of Real Estate and Commodities (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated August 4, 2016, regarding the Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-37420) (the "Form 10-K") filed on March 11, 2016.

For your convenience, the Staff's comments are set forth in bold, followed by responses on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10-K.  All page references in the responses set forth below refer to pages of the Form 10-K.

Form 10-K filed on March 11, 2016

Item 7. Management discussion and analysis of financial condition and results of operations page 41

Non-GAAP supplemental financial measures and definitions, page 48

1.
We note that your definition of EBITDA does not coincide with the calculation of EBITDA that you provided. Please explain this apparent inconsistency to us and/or revise your disclosure in future filings.

Response:  The Company respectfully advises the Staff that it will revise this disclosure to address the Staff's comment starting with our Form 10-Q (and Form 8-K) for the period ending September 30, 2016.  Specifically, the Company will clarify the definition of EBITDA to be consistent with the calculation presented.

Item 8. Financial statements and supplemental data, page 51

Notes to consolidated financial statements, page F-7

Note 2 – Summary of Significant Accounting Policies

Accounting for Recapture and Termination Activity Pursuant to the Master Lease, page F-10

2.
We note your disclosure that you consider termination fees associated with the recapture notice as initial direct costs of obtaining a new lease. Please explain to us how your policy complies with the guidance in ASC Topic 840-20-25-17.

Response:  In our policy disclosures on page F-10 of our Form 10-K, we state in part that termination fees, if any, associated with recaptures will generally be capitalized as either an initial direct cost of obtaining a new leases or a necessary cost of the real estate project and depreciated over the life of the new lease obtained or the real estate asset being constructed or improved.

With respect to amounts that may be capitalized as an initial direct cost of obtaining a new lease, we believe this is consistent ASC 840-20-25-17, Leases, which defines initial direct costs as "…only those costs incurred by the lessor that have both of the following characteristics:

a)	They are costs to originate a lease incurred in transactions with independent third parties that meet both of the following conditions:
1.	The costs result directly from and are essential to acquire that lease.
2.	The costs would not have been incurred had that leasing transaction not occurred.

b)	They are costs directly related to only the following activities performed by the lessor for that lease:
1.	Evaluating the prospective lessee's financial condition
2.	Evaluating and recording guarantees, collateral, and other security arrangements
3.	Negotiating lease terms
4.	Preparing and processing lease documents
5.	Closing the transaction."

As it relates to Seritage, the Company will generally not submit a recapture notice, and therefore not incur a termination fee, unless a replacement tenant has been identified and signed a new lease for some or all of the space to be recaptured.  Further, the payment of the termination fee is required for Seritage to procure the space subject to the new lease which is directly related to closing the leasing transaction.  As such, the Company believes that it would meet the criteria outlined above in that (i) the termination fee associated with the recapture is both essential to acquiring the new tenant lease and would not be incurred if the leasing transaction had not occurred; and (ii) the termination fee is a cost directly related to the closing of the new leasing transaction.

Note 5 – Investments in unconsolidated joint ventures, page F-14

3.
Please tell us whether any of your unconsolidated joint ventures are significant in accordance with Rule 3-09 of Regulation S-X and the basis for your conclusions. To the extent any of your unconsolidated joint ventures are significant, please explain why audited financial statements have not been provided in accordance with Rule 3-09 of Regulation S-X.

Response:  The Company has investments in three unconsolidated entities: GS Portfolio Holdings LLC (the "GGP JV"), SPS Portfolio Holdings LLC (the "Simon JV"), and MS Portfolio LLC (the "Macerich JV"). In connection with preparing our annual report on Form 10-K, we separately evaluated the significance of each of our three equity method investees to determine if separate financial statements pursuant to Rule 3-09 of Regulation S-X were required. Specifically, the Company evaluated whether either the income or the investment test in S-X 1-02(w) exceeded 20 percent. Pursuant to these tests, it was determined that none of the Company's equity method investees met the 20% significance thresholds and therefore separate financial statements were not required to be filed as the highest significance level was 12%, 4%, and 10%, respectively, for the GGP JV, Simon JV, and the Macerich JV.

Note 7 – Mortgage loans payable, page F-18

4.	Please tell why a debt maturities schedule for your mortgage loans payable was not provided in the notes to the consolidated financial statements. Reference is made to ASC 470-10-50-1.

Response:   The Company is the borrower under two interest-only loans, a first mortgage loan and a mezzanine loan (collectively defined in our 10-K as our "Loan Agreements") secured, directly or indirectly, by the same collateral, each with the same maturity date in July 2019.  Page F-18 of the Form 10-K discloses that these loans are interest only and co-terminus.  The Company determined that a tabular debt maturity schedule was not required as it did not provide additional information beyond what was already narratively disclosed regarding the amount, interest rate and maturity date of our Loan Agreements.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 53

5.	In future Exchange Act reports, please provide the information relating to your equity compensation plans as required by Item 201(d) of Regulation S-K or advise.

Response:  The Company respectfully advises the Staff that it will provide, starting with our Form 10-K for the period ending December 31, 2016, the information relating to the Company's equity compensation plans as required by Item 201(d) of Regulation S-K, including the number of outstanding options, warrants and rights granted, if any, and the number of securities remaining available for future issuance.

Item 15. Exhibits and Financial Statement Schedule, page 54

6.
We note that Exhibit 10.3 contains numerous references to a side letter, which is defined in the Exhibit as "that certain letter agreement entered into between Landlord and Tenant and dated as of the Commencement Date." Please file this side letter as an exhibit or provide us with a detailed explanation as to why you do not believe filing the side letter is required.

Response:   The Company respectfully submits that the letter agreement (the "Side Letter") described in Exhibit 10.3 (the "Master Lease") is not an agreement required to be filed with the SEC under Item 601(b)(10) of Regulation S-K or otherwise.

Paragraph (b)(10)(ii) of Item 601 provides "if a contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls into one or more of the [specified] categories . . . ."

The Side Letter contains a number of supplementary materials associated with the Master Lease that, while related to the Master Lease, were negotiated separately and with a different level of specificity than the Master Lease.  We believe the Side Letter is in essence an ancillary agreement entered into in connection with the Master Lease and the terms are of the type that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, and, therefore, would not need to be filed unless it fell into one of the exception under Paragraph (b)(10)(ii) of Item 601.  Subparagraph (B) of Paragraph (b)(10)(ii) of Item 601 provides such contracts made in the ordinary course nonetheless need to be filed if the contract is one upon which a registrant's business is "substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the registrant's business depends to a material extent."  But unlike the Master Lease the Side Letter is not a contract upon which our business is substantially dependent.

As we believe that the Side Letter is the type that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries but is not a contract upon which the Company's business depends to a substantial extent, we therefore respectfully submit that the Side Letter is not required to be filed as an exhibit.

Form 10-Q for the Period Ended March 31, 2016

Signatures, page 33

7.	Please ensure that future filings on Form 10-Q include the signature of your principal financial or chief accounting officer. See General Instruction G to Form 10-Q.

Response:  The Company respectfully advises the Staff that it included the signature of our chief financial officer in our Form 10-Q for the period ended June 30, 2016 and will continue to do so going forward.

Form 8-K 2.02 filed on May 6, 2016

Exhibit 99.1

Operational highlights

8.	We note you disclosed an estimate of annualized total NOI. In future earnings releases, please provide the reconciliation required by Item 10(e)(1)(i) of Regulation S-K.

Response:  The Company believes that annualized total NOI is a forward-looking non-GAAP measure in that it provides investors with an estimate of the total annual NOI to be generated by the Company's portfolio pro forma for all signed leases, including those with tenants who have not yet opened and begun to pay rent.  The Company does not prepare estimates of net income (net loss), which is the corresponding GAAP measure, on a forward-looking basis, and therefore, the Company does not believe it can provide reconciling information to such a GAAP measure without an unreasonable effort.  The Company does not prepare estimates of GAAP net income (net loss) due to the inherent difficulty in forecasting and quantifying certain projected amounts that are necessary for such a measure.  In particular, because of uncertainty regarding the timing and amounts of lease modifications resulting from recaptured space, sufficient information is not available to calculate straight-line rent, depreciation, amortization and any other adjustments that would be necessary to prepare a forward-looking reconciliation in accordance with GAAP.  For the same reasons, the Company is unable to address the probable significance of the unavailable information.

However, the Company respectfully advises the Staff that it will, starting with our Form 8-K for the period ending September 30, 2016, disclose the assumptions we make to derive our estimate of annualized total NOI from Total NOI (a historical measure) which is further reconciled each period to net income (net loss).  We will also make a statement disclosing the fact that annualized total NOI is a forward-looking non-GAAP measure for which the Company does not believe it can provide reconciling information to the corresponding forward-looking GAAP measure without unreasonable effort.

* * * * * *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 355-7800 or our counsel, Sebastian L. Fain of Wachtell, Lipton, Rosen & Katz, at (212) 403-1135 or at SLFain@wlrk.com.

Sincerely yours, /s/ Brian Dickman

Brian Dickman Executive Vice President and Chief Financial Officer Seritage Growth Properties

Enclosures
cc: Sebastian L. Fain
     Wachtell, Lipton, Rosen & Katz